Filed Pursuant to Rule 433
Relating to Preliminary Prospectus dated September 13, 2010
Registration Statement No. 333-157854
Investor Presentation September 13, 2010 Follow-On Offering UIL Holdings Corporation UIL Holdings Corporation (the "Issuer") has filed a registration statement (including a base prospectus) and a related preliminary prospectus supplement dated September 13, 2010 with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement, the related preliminary prospectus supplement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the base prospectus and the preliminary prospectus supplement may be obtained from the offices of (i) Morgan Stanley & Co. Incorporated at 180 Varick Street, Second Floor, New York, New York 10014, Attn: Prospectus Department, or by e-mail to prospectus@morganstanley.com, (ii) J.P. Morgan Securities LLC, via Broadridge Financial Solutions at 1155 Long Island Avenue, Edgewood, New York 11717, Telephone: (866) 803-9204, and (iii) BofA Merrill Lynch, 4 World Financial Center, New York, New York 10080, Attn: Prospectus Department, or by e-mail to dg.prospectus_requests@baml.com.

2 Safe Harbor Provision Certain statements contained herein, regarding matters that are not historical facts, are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management's intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, UIL's expectations with respect to the benefits, costs and other anticipated financial impacts of the proposed gas company acquisition transaction; future financial and operating results of the company; the company's plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by governmental regulatory authorities; the availability of financing; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction. Such forward- looking statements are based on the Corporation's expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such risks and uncertainties include, but are not limited to, general economic conditions, legislative and regulatory changes, changes in demand for electricity and other products and services, changes in financial markets, unanticipated weather conditions, changes in accounting principles, policies or guidelines, and other economic, competitive, governmental, and technological factors affecting the operations, timing, markets, products, services and prices of the Corporation's subsidiaries. Examples of such risks and uncertainties specific to the transaction include, but are not limited to: the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions; the possibility that the expected benefits will not be realized, or will not be realized within the expected time period; and the ability to issue equity and debt securities upon terms and conditions UIL believes are appropriate. The foregoing and other factors are discussed and should be reviewed in the Corporation's most recent Annual Report on Form 10-K and other subsequent filings with the Securities and Exchange Commission. Forward-looking statements included herein speak only as of the date hereof and the Corporation undertakes no obligation to revise or update such statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events or circumstances. Reconciliation of Non-GAAP Financial Measures Financial measures highlighted in this presentation may be considered non-GAAP financial measures such as Earnings Before Interest Expense, Income Tax, Depreciation and Amortization ("EBITDA"), Adjusted EBITDA and Adjusted Net Income. Comparable GAAP financial measures and a reconciliation of GAAP financial measures to non-GAAP financial measures are available in the Appendix to this presentation. Notices

3 Offering Summary Issuer: UIL Holdings Corporation Ticker / Exchange: UIL/NYSE Offering Size: 17.7MM shares of common stock (100% Primary) Over Allotment Option: 15% Use of Proceeds: To partially fund the acquisition of The Southern Connecticut Gas Company ("SCG"), Connecticut Natural Gas Corporation ("CNG") and The Berkshire Gas Company ("Berkshire") and general corporate purposes Lock-up: Minimum 90 days for the Company's executive officers and directors Expected Pricing: Week of September 13, 2010 Indicated Annual Dividend / Yield (1): $1.728 per share/6.4% per annum Bookrunners: Morgan Stanley, J.P. Morgan, Bank of America Merrill Lynch Co-Managers: Baird, Brean Murray Carret, Goldman Sachs Note: (1) Based on share price of $26.86 as of September 10, 2010

UIL HOLDINGS CORPORATION

Investment Highlights

Attractive Regulated Utility	› Proven ability to earn allowed electric return › Highly experienced with Connecticut (CT) regulatory proceedings › Constructive long-term rate plan in Massachusetts (MA) comes with acquisition
FERC-Regulated Electric Transmission	› 2009 earned composite return on equity of 12.52% › Proven ability to partner reaching beyond service territory › New England renewable portfolio standards driving need for major transmission build
Visible Regulated Growth Opportunities	› Approximately $1.9Bn of regulated capital investment in The United Illuminating Company (UI) 10-year plan » UI 5-year Rate Base CAGR of 7.4% (9.8% including equivalent GenConn rate base) (1) » Includes $0.5Bn of highly attractive transmission projects › Pending acquisition provides additional avenue for growth through investment in gas distribution system and improvements in customer utilization
Attractive Dividend (6.4% Yield) (2)	› Current annual dividend of $1.728 per share › UIL dividend well supported by core regulated earnings combined with the enhanced cash flow and expected earnings per share accretion from the acquisition
Conservative Financial Strategy	› Maintenance of investment grade credit ratings is an important objective

Note: (1) CAGRs calculated based on annual average rate base from 2009 - 2014
(2) Based on share price of $26.86 as of September 10, 2010

4

5 UIL - Current Corporate Structure Retail Distribution ~60% of rate base ~53% of '09 Net Income (4) Transmission ~40% of rate base ~47% of '09 Net Income 2009 Distribution Avg. Rate Base $492MM 2009 CTA (5) Avg. Rate Base $162MM Allowed ROE of 8.75% in 2010 with full revenue decoupling Attractive FERC authorized ROE Expected 2010 composite ROE of 12.3%-12.5% Collaborating on CT portion of New England East West Solution ("NEEWS") projects Joint venture between UI and NRG ~400MW of new peaking generation in CT Regulated cost of service with 9.75% ROE lifetime floor Regulated T&D utility ~324,000 customers (3) Market cap of ~$800MM (1) 1,066 employees (2) 335 square miles (2) Population of ~736,000 (2) Note: (1) Based on share price of $26.86 as of September 10, 2010 (2) As of 12/31/09 (3) As of 6/30/10 (4) Includes UIL Corporate. Retail Distribution ~ 58% of '09 Net Income (5) CTA = Competitive Transition Assessment UIL Holdings Corporation GenConn Energy LLC The United Illuminating Company UI Service Territory

Pending Acquisition of SCG, CNG and Berkshire

UIL HOLDINGS CORPORATION

Description	› Acquisition of three regulated gas LDCs owned by Iberdrola USA with approximately 366,000 customers[(1)] announced on May 25, 2010 » Southern Connecticut Gas – 173,000 customers[(1)] » Connecticut Natural Gas – 158,000 customers[(1)] » Berkshire Gas Company – 35,000 customers[(1)]
Purchase Price	› $1,296MM less net debt of approximately $411MM for an expected cash payment at closing of approximately $885MM, subject to post closing adjustments
Tax Treatment	› UIL expects to realize transaction related tax benefits of approximately $135MM on a net present value basis (19 year schedule) » Front-end loaded with over half of the expected benefits realized in the first six years following closing due to accelerated tax depreciation on the majority of the tax write-up » $20MM of cash tax benefit expected in the first year following closing (2011)
Financing Plan	› Approximately $475MM equity (approximately $546MM if greenshoe is fully exercised) › Approximately $436MM UIL Holdings unsecured debt
Status Update	› Connecticut Department of Public Utility Control (DPUC) → *filed 7/16; hearings concluded; final decision expected 11/10* ✓ Massachusetts Department of Public Utilities (DPU) → *8/31 ruling stating DPU approval not required under Massachusetts law* ✓ HSR (Hart-Scott-Rodino) → *expired without comment* ✓ No shareowner vote required › Expected closing in the first quarter of 2011

Note: (1) As of 6/30/10.

6

UIL HOLDINGS CORPORATION

UIL – Post-acquisition Corporate Structure


Service Area Key
UI
SCG
CNG
Berkshire
Overlapping Territory

UIL Holdings Corporation

The United Illuminating Company (UI)

- Service territory: 335 sq miles
- ~324,000 customers
- 1,066 employees
- Allowed Distribution ROE of 8.75%
- Allowed Transmission ROE (composite) of 12.52%
- 50% interest in GenConn Energy LLC

Connecticut Energy Corporation (Holding Company for SCG)

Southern Connecticut Gas (SCG)

- Service territory: 512 sq miles from Westport, CT to Old Saybrook, CT
- ~173,000 customers
- 324 employees
- 2,269 miles of mains with ~131,000 services
- 2009 rate case allowed ROE of 9.26% (1)

CTG Resources, Inc. (Holding Company for CNG)

Connecticut Natural Gas (CNG)

- Service territory: 716 sq miles in Greater Hartford-New Britain area and Greenwich
- ~158,000 customers
- 341 employees
- 2,011 miles of mains with ~124,000 services
- 2009 rate case allowed ROE of 9.31% (1)

BER (Holding Company for Berkshire)

Berkshire Gas Company (Berkshire)

- Service territory: 738 sq miles in Western MA including Pittsfield and North Adams
- ~35,000 customers
- 127 employees
- 738 miles of mains
- Allowed ROE of 10.50%

Note: (1) Includes 10 basis point penalty reduction

7

8 Strategic Rationale for Acquisition Value Enhancing Cash flow accretive immediately after close EPS accretive beginning in the first full year following closing (2012) Enhanced cash flow and earnings per share expected to provide continued support for UIL's dividend Asset Diversification Improves risk profile by diversifying assets and regulatory jurisdictions Different peaking seasons help levelize earnings and cash flow Adds gas winter peak to electric summer peak Growth opportunities through economic expansion Scale Benefits Acquisition creates a larger, diversified energy delivery company, with a regional focus Consistent With Regulated Energy Delivery Strategy UI's electric utility has a proven ability to earn its allowed return in Connecticut Berkshire operates under a constructive rate plan in Massachusetts Cost Savings Potential 2009 allocated corporate overheads, support costs and shared services totaled $23MM at the gas LDCs Opportunity to realize savings of roughly half of the allocated amount is expected to help the LDCs earn their allowed return in the first full year following closing (2012) Transformative, accretive transaction nearly doubles the size of UIL's lower-risk, regulated investments

9 2009 Adjusted EBITDA (1) 2009 Adjusted Net Income (1) Significantly Diversifies Business Mix Standalone Pro forma Electric 220 220 Gas 128 Totals (invisible) 220 348 Standalone Pro forma Electric 54 54 Gas 37 UIL Debt -12 Totals (invisible) 54 79 2009 Average Rate Base Customers as of 6/30/10 Standalone Pro forma Electric 1055 1055 Gas 854 Totals (invisible) 1055 1909 Standalone Pro forma Electric 324 324 Gas 366 Totals (invisible) 324 690 ($MM) ($MM) ($MM) (000's) Note: (1) Pro forma assumes $436MM of acquisition debt financing with 4.50% coupon; does not include any expected savings Gas UIL Incremental Debt (1)

10 Total Capex ($MM) 2011P - 2014P Distribution $541 Transmission 259 GenConn 63 UIL (Total) $863 Acquired Utilities (1) 248 Total $1,111 Significant Near-Term Regulated Capital Investment Pipeline ($MM) 2009A 2010P 2011P 2012P 2013P 2014P Distribution 95 147 187 129 111 114 Transmission 29 74 75 70 56 58 GenConn 54 63 Target 61 61 62 64 124 275 386 260 229 236 Identified Projects With Clear Need GenConn Transmission Acquired Utilities (1) Note: (1) 2011 projections include acquired utilities' full-year projected capex Amounts may not add due to rounding.

11 Transmission Investments Distribution Investments UI Base 10-Year T&D Capital Investment Program Aging Infrastructure 490.1 Capacity 323.9 System Operations 131.5 Core Support 319.8 2010P - 2019P: $1,265MM 2010P - 2019P: $537MM Capacity $324MM Aging Infrastructure $490MM System Operations $132MM Core Support $320MM Aging Infrastructure $228MM Capacity $94MM Standards Compliance / Other $215MM Aging Infrastructure 227.5 Capacity 94.2 Standards Compliance/Other 215.3 Core Support 39067 Regional Growth 180943 Approximately $1.9Bn (1) of Regulated Investment in Base Program for 2010P - 2019P Note: (1) Includes $117MM of Gen Conn capital expenditures

UIL HOLDINGS CORPORATION

GenConn Energy LLC

50/50 Joint Venture between UI and NRG

- **Regulated cost-of-service approach utilizing contract for differences**
  - Return on equity, lifetime floor – 9.75%
  - 50/50 debt/equity

Status

- Devon facility is now operating; contractual requirements met as of 9/10/10
- Middletown facility on schedule to be in-service in June 2011 – construction underway
- On 5/26/10, the DPUC issued a final decision approving GenConn's proposed 2010 revenue requirement of $18.7MM for the Devon facility
- On 7/30/10, the 2011 revenue requirement application for both the Devon and Middletown facilities was filed with the DPUC
- Final regulatory review of construction costs will be part of 2013 revenue requirement proceeding

GenConn energy *Financing*

UI Equity Bridge Loan

- $121.5MM in total → $115.94MM drawn as of 6/30/10
- $54MM expected due in 3Q '10 (Devon)
- $64.5MM expected due in 2Q '11 (Middletown)

NRG Equity Bridge Loan

- $121.5MM in total

GenConn Project Financing

- $291MM in total → includes $48MM working capital facility

12

13 UI Transmission - Recent NEEWS Agreement On 7/14/10 entered into an agreement with Connecticut Light & Power ("CL&P," a subsidiary of Northeast Utilities) under which UI will have the right to invest in and own transmission assets associated with the CT portion of CL&P's NEEWS projects Total expected CT portion project cost - $711MM UI has the right to invest up to the greater of $60MM or an amount equal to 8.4% of CL&P's costs for the CT portions Upon commercial operation, assets will be transferred to UI in proportion to its investments UI investments expected to be made over the next three or more years depending on the project in- service dates Regulatory approvals: Joint application filed with the DPUC on 7/15/10; final decision expected 10/13/10 FERC filing following DPUC approval Agreement builds off of successful partnership between UI and CL&P on the recently completed $1.3Bn Middletown-to-Norwalk Transmission Project (1). Note: (1) UI's portion of The Middletown-to-Norwalk Project was placed in service in December 2008 adding approximately $300M to rate base.

14 2009 2010P 2011P 2012P 2013P 2014P Distribution 492 518 608 763 866 915 Transmission 401 409 423 489 557 590 GenConn 162 128 92 54 15 Target 857.3558012 862.9645194 869.2578438 882.1170454 1055 1055 1980.355801 2168.964519 2307.257844 2387.117045 Near-Term Average Rate Base Profile (Excluding GenConn Equity Investments) ($MM) 47% 38% 15% 49% 39% 12% 31% 21% 5% 35% 2% 40% Attractive Rate Base Growth Even With a Declining CTA Balance 1% 24% 37% 37% 38% Acquired Utilities 43% 23% 38% 25% Avg. GenConn RB Equivalent $153 $199 $188 $177 Avg. GenConn Equity "Rate Base" $77 $94 $89 $99 UI's 50% Share ($MM): $52 $26

UI Transmission Growth Renewable Requirement, Relative Locations Existing Renewables v. Region-wide RPS Governors' Blueprint, ISO-NE Study Significant Transmission build-out indicated Potential $7Bn - $10Bn range, could be higher or lower to satisfy a 4,000 - 12,000 MW need Cost to New England likely to be significantly less than importation of midwestern wind Renewable v. Load Locations (3,4) Renewable Portfolio Standard (RPS) Requirement is ~3x current renewables level CT requirement is > than UI's entire load Gap will likely be filled by renewables remote from load 15 Notes: (1) 30.1% includes Energy Efficiency/Demand Side Management obligations embedded in some state standards. Data/tables from ISO-NE Update on New England Renewable Portfolio Standards and Renewable Resources Outlook, May 15, 2009. (2) Updated ISO presentation dated May 25, 2010 indicates RPS requirement to be 16,761 GWh (12.8%) in 2010 and 42,775 GWh (29.7%) in 2020. (3) Renewable locations approximate, representative. (4) Load insert map from ISO-NE. 30,700 GWh Gap 30.1% (1,2)

Connecticut Department of Public Utility Control (DPUC) Distribution currently operating under 2 year rate plan with full revenue decoupling pilot Allowed ROE of 8.75%, based on a capital structure of 50.0% equity Connecticut Department of Public Utility Control (DPUC) Distribution currently operating under 2 year rate plan with full revenue decoupling pilot Allowed ROE of 8.75%, based on a capital structure of 50.0% equity Connecticut Department of Public Utility Control (DPUC) Distribution currently operating under 2 year rate plan with full revenue decoupling pilot Allowed ROE of 8.75%, based on a capital structure of 50.0% equity Connecticut Department of Public Utility Control (DPUC) Distribution currently operating under 2 year rate plan with full revenue decoupling pilot Allowed ROE of 8.75%, based on a capital structure of 50.0% equity Connecticut Department of Public Utility Control (DPUC) Distribution currently operating under 2 year rate plan with full revenue decoupling pilot Allowed ROE of 8.75%, based on a capital structure of 50.0% equity Federal Energy Regulatory Commission (FERC) Transmission trued up on an annual basis to allowed composite ROE based on FERC approved formula rate 2010 composite ROE of approximately 12.3%-12.5%, based on a capital structure of 50.0% equity Federal Energy Regulatory Commission (FERC) Transmission trued up on an annual basis to allowed composite ROE based on FERC approved formula rate 2010 composite ROE of approximately 12.3%-12.5%, based on a capital structure of 50.0% equity Federal Energy Regulatory Commission (FERC) Transmission trued up on an annual basis to allowed composite ROE based on FERC approved formula rate 2010 composite ROE of approximately 12.3%-12.5%, based on a capital structure of 50.0% equity Federal Energy Regulatory Commission (FERC) Transmission trued up on an annual basis to allowed composite ROE based on FERC approved formula rate 2010 composite ROE of approximately 12.3%-12.5%, based on a capital structure of 50.0% equity Federal Energy Regulatory Commission (FERC) Transmission trued up on an annual basis to allowed composite ROE based on FERC approved formula rate 2010 composite ROE of approximately 12.3%-12.5%, based on a capital structure of 50.0% equity DPUC Contracts for Differences with CL&P (subsidiary of Northeast Utilities) and cost sharing agreement (80% CL&P / 20% UI) Allowed ROE has a lifetime floor of 9.75% based on a capital structure of 50.0% equity DPUC Contracts for Differences with CL&P (subsidiary of Northeast Utilities) and cost sharing agreement (80% CL&P / 20% UI) Allowed ROE has a lifetime floor of 9.75% based on a capital structure of 50.0% equity DPUC Contracts for Differences with CL&P (subsidiary of Northeast Utilities) and cost sharing agreement (80% CL&P / 20% UI) Allowed ROE has a lifetime floor of 9.75% based on a capital structure of 50.0% equity DPUC Contracts for Differences with CL&P (subsidiary of Northeast Utilities) and cost sharing agreement (80% CL&P / 20% UI) Allowed ROE has a lifetime floor of 9.75% based on a capital structure of 50.0% equity DPUC Contracts for Differences with CL&P (subsidiary of Northeast Utilities) and cost sharing agreement (80% CL&P / 20% UI) Allowed ROE has a lifetime floor of 9.75% based on a capital structure of 50.0% equity Connecticut Department of Public Utility Control (DPUC) 2009 Rate Case decision is under appeal and has been stayed pending determination of the appeal Currently operating under old rates with embedded overearnings credit - new rates per rate case virtually the same as old rates currently in place Allowed ROE of 9.26%, based on a capital structure of 52.0% equity Connecticut Department of Public Utility Control (DPUC) 2009 Rate Case decision is under appeal and has been stayed pending determination of the appeal Currently operating under old rates with embedded overearnings credit - new rates per rate case virtually the same as old rates currently in place Allowed ROE of 9.26%, based on a capital structure of 52.0% equity Connecticut Department of Public Utility Control (DPUC) 2009 Rate Case decision is under appeal and has been stayed pending determination of the appeal Currently operating under old rates with embedded overearnings credit - new rates per rate case virtually the same as old rates currently in place Allowed ROE of 9.26%, based on a capital structure of 52.0% equity Connecticut Department of Public Utility Control (DPUC) 2009 Rate Case decision is under appeal and has been stayed pending determination of the appeal Currently operating under old rates with embedded overearnings credit - new rates per rate case virtually the same as old rates currently in place Allowed ROE of 9.26%, based on a capital structure of 52.0% equity Connecticut Department of Public Utility Control (DPUC) 2009 Rate Case decision is under appeal and has been stayed pending determination of the appeal Currently operating under old rates with embedded overearnings credit - new rates per rate case virtually the same as old rates currently in place Allowed ROE of 9.26%, based on a capital structure of 52.0% equity Connecticut Department of Public Utility Control (DPUC) 2009 Rate Case decision is under appeal and has been stayed pending determination of the appeal Currently operating under old rates with embedded overearnings credit - new rates per rate case virtually the same as old rates currently in place Allowed ROE of 9.31%, based on a capital structure of 52.5% equity Connecticut Department of Public Utility Control (DPUC) 2009 Rate Case decision is under appeal and has been stayed pending determination of the appeal Currently operating under old rates with embedded overearnings credit - new rates per rate case virtually the same as old rates currently in place Allowed ROE of 9.31%, based on a capital structure of 52.5% equity Connecticut Department of Public Utility Control (DPUC) 2009 Rate Case decision is under appeal and has been stayed pending determination of the appeal Currently operating under old rates with embedded overearnings credit - new rates per rate case virtually the same as old rates currently in place Allowed ROE of 9.31%, based on a capital structure of 52.5% equity Connecticut Department of Public Utility Control (DPUC) 2009 Rate Case decision is under appeal and has been stayed pending determination of the appeal Currently operating under old rates with embedded overearnings credit - new rates per rate case virtually the same as old rates currently in place Allowed ROE of 9.31%, based on a capital structure of 52.5% equity Connecticut Department of Public Utility Control (DPUC) 2009 Rate Case decision is under appeal and has been stayed pending determination of the appeal Currently operating under old rates with embedded overearnings credit - new rates per rate case virtually the same as old rates currently in place Allowed ROE of 9.31%, based on a capital structure of 52.5% equity Massachusetts Department of Public Utilities (DPU) 10 year constructive rate plan expiring 1/31/12 Rates adjusted annually based on inflation and other factors Massachusetts Department of Public Utilities (DPU) 10 year constructive rate plan expiring 1/31/12 Rates adjusted annually based on inflation and other factors Massachusetts Department of Public Utilities (DPU) 10 year constructive rate plan expiring 1/31/12 Rates adjusted annually based on inflation and other factors Massachusetts Department of Public Utilities (DPU) 10 year constructive rate plan expiring 1/31/12 Rates adjusted annually based on inflation and other factors Massachusetts Department of Public Utilities (DPU) 10 year constructive rate plan expiring 1/31/12 Rates adjusted annually based on inflation and other factors 16 Regulatory Overview Distribution Transmission United Illuminating Gen Conn Acquired Utilities

17 Capital Structure (1) Credit Ratings and Capital Structure Standalone (06/30/10) Maintenance of investment grade credit ratings is an important objective Note: (1) Assumes $475MM of equity financing and $436MM of debt financing for the acquisition; if greenshoe is fully exercised pro forma Debt Ratio is 58% (2) Reflects rating for senior unsecured debt Pro forma (06/30/10) Equity 0.44 Net debt 0.56 Equity Net Debt Equity 0.4 Net debt 0.6 Equity Net Debt Issuer S&P Moody's UIL Holdings BBB (Negative) Baa3 (Stable) United Illuminating BBB (Negative) Baa2 (Stable) SCG A- (Negative watch) Baa2 (Stable) CNG A- (Negative watch) Baa1 (Stable) (2) Berkshire BBB+ (Negative watch) Baa2 (Stable)

18 Pro Forma Near-Term Debt Maturities (1) Standalone Liquidity Overview (6/30/10)* Strong Liquidity Position and Manageable Near-Term Debt Maturities *UIL Plans to Increase Size of Credit Facilities to Provide Adequate Liquidity for Larger Business Note: (1) 2010 amounts do not include $31.8MM used for refunding and sinking fund payments in February 2010 Amounts may not add due to rounding. ($MM) 2010 2011 2012 2013 PCBs 104 Debt 49 UI Equity Bridge Loan 54 65 Acqured utilities 40 30 5 40 Total 94 144 109 40 ($MM) UI Equity Bridge Loan UIL Debt Acquired Utilities Credit Facilities Unrestricted Cash Utilization Total Liquidity 175 162 Invisible 175 162 18 Stack 11 31 ( )

19 Attractive Dividend UIL has paid a consecutive quarterly dividend for over 100 years (1) Dividend has been set at current annual level of $1.728 per share for more than 14 years Management is focused on maintaining the dividend and reducing the payout ratio over time through earnings growth Pending acquisition will provide additional earnings and cash flow to help achieve this objective Note: (1) Refers to UIL and UI

UIL HOLDINGS CORPORATION

Investment Highlights

Attractive Regulated Utility	› Proven ability to earn allowed electric return › Highly experienced with Connecticut regulatory proceedings › Constructive long-term rate plan in Massachusetts comes with acquisition
FERC-Regulated Electric Transmission	› 2009 earned composite return on equity of 12.52% › Proven ability to partner reaching beyond service territory › New England renewable portfolio standards driving need for major transmission build
Visible Regulated Growth Opportunities	› Approximately $1.9Bn of regulated capital investment in The United Illuminating Company (UI) 10-year plan » UI 5-year Rate Base CAGR of 7.4% (9.8% including equivalent GenConn rate base) (1) » Includes $0.5Bn of highly attractive transmission projects › Pending acquisition provides additional avenue for growth through investment in gas distribution system
Attractive Dividend (6.4% Yield) (2)	› Current annual dividend of $1.728 per share › Core regulated earnings combined with the enhanced cash flow and expected earnings per share accretion from the acquisition provide continued support for UIL's dividend
Conservative Financial Strategy	› Maintenance of investment grade credit ratings is an important objective

Note: (1) CAGRs calculated based on annual average rate base from 2009 - 2014
(2) Based on share price of $26.86 as of September 10, 2010

20

21 Q&A

22 Appendix

23 2009 2009 2009 6 Months Ended June 30, 2010 6 Months Ended June 30, 2010 6 Months Ended June 30, 2010 ($MM) UIL Target Pro Forma (1) UIL Target Pro Forma (1) Gross Margin $563 $323 $887 $298 $187 $486 Adjusted EBITDA (2) $220 $128 $348 $113 $92 $212 Adjusted Net Income (2) $54 $37 $79 $26 $34 $59 Average Basic Shares Outstanding (000s) 28,027 45,548 30,037 47,558 Adjusted Net Income per Basic Share $1.94 NA $1.74 $0.87 NA $1.23 Long-Term Debt $676 $378 $1,490 Summary Pro Forma Financials Note: (1) Assumes $436MM of debt acquisition financing with 4.50% coupon, and $475MM of equity acquisition financing issued at August 17, 2010 price of $27.11; does not include any expected savings (2) Non-GAAP financial measure. For a reconciliation to net income, see slides 24 and 25. Amounts may not add due to rounding.

24 Net Income to Adjusted EBITDA Reconciliation UIL Holdings UIL Holdings Target Target Pro Forma Pro Forma ($MM) FY 2009 Six Months Ended June 30, 2010 FY 2009 Six Months Ended June 30, 2010 FY 2009 Six Months Ended June 30, 2010 Net Income (GAAP) $54 $26 $25 ($235) $67 ($211) Adjustments Interest Expense, Net $40 $21 $35 $16 $95 $47 Income Tax Expense 33 19 4 25 29 42 Depreciation and Amortization 98 54 46 24 144 78 Other Deductions / (Income) (6) (8) (3) (5) (8) (13) One-Time Adjustments Goodwill Impairment $- $- $- $271 $- $271 Workforce Separation Costs - - 2 (2) 2 (2) Expenses Related to Retirement and Insurance Plans - - 13 (2) 13 (2) Expense Allocations from Parent and Miscellaneous Items - - 6 - 6 - Total Pre-tax Adjustments $166 $87 $103 $327 $281 $422 Adjusted EBITDA $220 $113 $128 $92 $348 $212 Amounts may not add due to rounding. Source: Adjustments based on notes in audited financial statements and financials provided by Iberdrola USA management.

25 Adjusted Net Income Reconciliation UIL Holdings UIL Holdings Target Target Pro Forma Pro Forma ($MM) FY 2009 Six Months Ended June 30, 2010 FY 2009 Six Months Ended June 30, 2010 FY 2009 Six Months Ended June 30, 2010 Net Income (GAAP) $54 $26 $25 ($235) $67 ($211) One-Time Adjustments Goodwill Impairment $- $- $- $271 $- $271 Workforce Separation Costs - - 1 (1) 1 (1) Expenses Related to Retirement and Insurance Plans - - 7 (1) 7 (1) Expense Allocations from Parent and Miscellaneous Items - - 4 - 4 - Total After-tax Adjustments $- $- $12 $269 $12 $269 Adjusted Net Income $54 $26 $37 $34 $79 $59 Amounts may not add due to rounding. Source: Adjustments based on notes in audited financial statements and financials provided by Iberdrola USA management.